Pricing sheet dated April 18, 2018 relating to Preliminary pricing supplement No. 3074 dated April 18, 2018 Registration Statement No. 333–206013 Filed pursuant to Rule 433

Deutsche Bank AG

$225,000,000 Cash-Settled Equity-Linked Notes Linked to the Common Stock of JPMorgan Chase & Co. due May 1, 2023

Issuer:	Deutsche Bank AG, London Branch
Issue Price:	103.00% of the Face Amount
Minimum Purchase and Denomination:	Minimum purchase of $100,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples of $1,000 in excess thereof
Reference Stock:	The common stock of JPMorgan Chase & Co. (Bloomberg ticker: JPM).
Interest Rate:	1.00% per annum. The notes will pay interest on a semi-annual basis in arrears at the Interest Rate on each Interest Payment Date, including the Maturity Date, based on a 30/360 adjusted day count convention.
Interest Payment Dates[1]:	The 1st of May and November, beginning on November 1, 2018 and ending on the Maturity Date.
Payment at Maturity:	You will receive on the Maturity Date a cash payment per $1,000 Face Amount of notes equal to the sum of the Daily Values for each of the 5 Valuation Dates plus any accrued but unpaid interest. Because the Issue Price is 103.00% of the Face Amount, you will lose up to approximately 2.91% of your investment if the Final Price on each Valuation Date is less than 103.00% of the Threshold Price.
Daily Values:	For each Valuation Date, the greater of (i) $200 and (ii) the Alternative Settlement Amount for that Valuation Date
Alternative Settlement Amount:	For each Valuation Date, an amount calculated as follows: $200 × (Final Price on that Valuation Date / Threshold Price)
Threshold Price:	116% of the Initial Price
Initial Price:	The Adjusted VWAP of one share of the Reference Stock on the trading day immediately following the Pricing Date, as determined in the sole discretion of the calculation agent. The Initial Price will likely differ from the Adjusted VWAP and the regular official weekday closing price of one share of the Reference Stock on the Pricing Date. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Price, that might affect the value of your notes.
Final Price:	With respect to each Valuation Date, the Adjusted VWAP on that Valuation Date
Pricing Date:	April 18, 2018
Settlement Date:	April 23, 2018
Valuation Date[2]:	Each of the 5 consecutive trading days beginning on, and including, the 7th scheduled trading day immediately preceding the Maturity Date.
Maturity Date[2]:	May 1, 2023
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25155MKU4 / US25155MKU44
Additional Key Terms:	See “Key Terms” on page PS-1 of the accompanying preliminary pricing supplement. Capitalized terms used but not defined herein have the meanings set forth in the accompanying preliminary pricing supplement.
[1]	Subject to adjustment as described under “Description of the Notes — Interest Payments” in the accompanying preliminary pricing supplement

[2]	Subject to adjustment as described under “Description of the Notes — Adjustments to Valuation Dates and Payment Dates” in the accompanying preliminary pricing supplement

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$1,030.00	$0.00	$1,030.00
Total	$231,750,000.00	$0.00	$231,750,000.00
(1)	Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will not receive a selling concession in connection with the sale of the notes. For more detailed information about discounts, commissions and fees, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying preliminary pricing supplement.

The Issuer’s estimated value of the notes on the Pricing Date is $1,028.97 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page PS–3 of the accompanying preliminary pricing supplement for additional information.

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures and Deemed Agreement” on page PS–4 of the accompanying preliminary pricing supplement for more information.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

You should read this pricing sheet together with the accompanying preliminary pricing supplement dated April 18, 2018 describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary pricing supplement dated April 18, 2018.

Prospectus supplement dated July 31, 2015: http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

Prospectus dated April 27, 2016: https://www.sec.gov/Archives/edgar/data/1159508/000119312516559607/d181910d424b21.pdf

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering of the notes. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the offering of the notes that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and the offering of the notes. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG or DBSI will arrange to send you the prospectus, prospectus supplement and the preliminary pricing supplement if you so request by calling toll-free 1-800-503-4611.

Deutsche Bank Securities Inc.